UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Profire Energy, Inc.

(Name of Subject Company (Issuer))

Combustion Merger Sub, Inc.

(Names of Filing Persons—Offeror)

CECO Environmental Corp.

(Names of Filing Persons—Other)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74316X101

(CUSIP Number of Class of Securities)

Lynn Watkins-Asiyanbi

CECO Environmental Corp.

14651 North Dallas Parkway

Suite 500

Dallas, Texas 75254

(214) 357-6181

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Clyde W. Tinnen

Foley & Lardner LLP

777 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202

(414) 271-2400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Combustion Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned CECO Environmental Corp., a Delaware corporation (“Parent”), for all of the outstanding common stock of Profire Energy, Inc., a Nevada corporation (“PFIE”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of October 28, 2024 among Parent, Merger Sub and PFIE.

The tender offer for the outstanding shares of common stock of PFIE has not yet commenced. Each communication filed herewith is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of PFIE common stock, nor is it a substitute for the tender offer materials that Merger Sub will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and thereafter PFIE will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.

THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY PFIE’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Both the tender offer statement and the solicitation/recommendation statement will be mailed to PFIE’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of PFIE by contacting investor relations at shooser@threepa.com. In addition, the tender offer statement, the related letter of transmittal and certain other tender offer documents and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available for free at www.sec.gov, upon filing with the SEC. In addition to these documents, PFIE files annual, quarterly and current reports and other information with the SEC, which are also available for free at www.sec.gov. In addition, the solicitation/recommendation statement and the other documents filed by PFIE with the SEC will be available for free at https://ir.profireenergy.com/sec-filings.

PFIE’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9 CAREFULLY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO, AS WELL AS IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF PFIE COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

Cautionary Notes Regarding Forward Looking Statements

Certain statements in this communication are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, which are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Any statements contained in this communication, other than statements of historical fact, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. We use words such as “believe,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “will,” “plan,” “should” and similar expressions to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Potential risks and uncertainties, among others, that could cause actual results to differ materially are discussed under “Item 1A. Risk Factors” of the Parent’s Quarterly Reports on Form 10-Q and in the Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and include, but are not limited to:

•	the parties’ ability to complete the proposed transactions contemplated by the Merger Agreement in the anticipated timeframe or at all;

•	the effect of the announcement or pendency of the proposed transaction on business relationships, operating results, and business generally;

•	risks that the proposed transactions disrupt current plans and operations and potential difficulties in employee retention as a result of the proposed transactions;

•	risks related to diverting management’s attention from ongoing business operations;

•	the outcome of any legal proceedings that may be instituted related to the proposed transactions;

•	the amount of the costs, fees, expenses and other charges related to the proposed transactions;

•	the risk that competing offers or acquisition proposals will be made;

•	the sensitivity of the Parent’s business to economic and financial market conditions generally and economic conditions in the Parent’s service areas;

•	dependence on fixed price contracts and the risks associated therewith, including actual costs exceeding estimates and method of accounting for revenue;

•	the effect of growth on the Parent’s infrastructure, resources and existing sales;

•	the ability to expand operations in both new and existing markets;

•	the potential for contract delay or cancellation as a result of on-going or worsening supply chain challenges;

•	liabilities arising from faulty services or products that could result in significant professional or product liability, warranty or other claims;

•	changes in or developments with respect to any litigation or investigation;

•	failure to meet timely completion or performance standards that could result in higher cost and reduced profits or, in some cases, losses on projects;

•	the potential for fluctuations in prices for manufactured components and raw materials, including as a result of tariffs and surcharges, and rising energy costs;

•	inflationary pressures relating to rising raw material costs and the cost of labor;

•	the substantial amount of debt incurred in connection with the Parent’s strategic transactions and its ability to repay or refinance it or incur additional debt in the future;

•	the impact of federal, state or local government regulations;

•	the Parent’s ability to repurchase shares of its common stock and the amounts and timing of repurchases;

•	the Parent’s ability to successfully realize the expected benefits of its restructuring program;

•	economic and political conditions generally;

•	the Parent’s ability to optimize its business portfolio by identifying acquisition targets, executing upon any strategic acquisitions or divestitures, integrating acquired businesses and realizing the synergies from strategic transactions; and

•	unpredictability and severity of catastrophic events, including cybersecurity threats, acts of terrorism or outbreak of war or hostilities or public health crises, as well as management’s response to any of the aforementioned factors.

Many of these risks are beyond management’s ability to control or predict. Should one or more of these risks or uncertainties materialize, or should any related assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated. Investors are cautioned not to place undue reliance on such forward-looking statements as they speak only to the Parent’s views as of the date the statement is made. Furthermore, the forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission (the “SEC”), the Parent undertakes no obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit Index

Exhibit No.	Description
99.1	Employee Town Hall Presentation, dated November 7, 2024.